[LETTERHEAD OF FUNDTECH CORPORATION]

NEWS
RELEASE

FUNDTECH CONTACT:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoramb@fundtech.com

                                                           FOR IMMEDIATE RELEASE

                   FUNDTECH REPORTS FINANCIAL RESULTS FOR THE
                        FOURTH QUARTER AND FULL YEAR 2004
                 - QUARTERLY REVENUES GROW 24% SEQUENTIALLY AND
                       37% YEAR-OVER-YEAR TO $17.7 MILLION
                               - GAAP EPS 7 CENTS
                             - ADJUSTED EPS 12 CENTS
               - FULL-YEAR REVENUES INCREASE 23% TO $58.5 MILLION

            JERSEY CITY,  N.J., -- FEBRUARY 14, 2005, -- Fundtech Ltd.  (NASDAQ:
            FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced its financial results for the fourth quarter and year ended December 31, 2004.

            Fourth quarter 2004 revenue increased to $17.7 million up 24% sequentially from $14.2 million in the third quarter of 2004 and up 37% year-over-year from $12.9 million in the fourth quarter of 2003.

            On a GAAP (Generally Accepted Accounting Principles) basis, net income for the fourth quarter of 2004 increased to $1,109,000, or $0.07 per diluted share, compared with net income of $710,000, or $0.05 per diluted share, in the third quarter of 2004 and net income of $675,000, or $0.04 per share, in the fourth quarter of 2003.

            Excluding amortization of intangibles and amortization of capitalized software costs, Fundtech's adjusted net profit for the fourth quarter of 2004 was $1.8 million, or $0.12 per diluted share, compared with $1.3 million, or $0.09 per diluted share, in the third quarter of 2004 and $1.3 million, or $0.09 per diluted share, in the fourth quarter of 2003. (See Schedule A attached to this news release -- Reconciliation to GAAP).

            "Fundtech recorded very strong revenue growth in the fourth quarter, driven by increased demand for our advanced high-end payment and settlement systems," said CEO Reuven Ben Menachem. "During the quarter, we completed the Cashtech and Datasphere acquisitions, which we believe position us well for the further expansion of revenues and profits in 2005."

            For the 12 months ended December 31, 2004, revenues increased 23% to $58.5 million from $47.6 million in 2003. GAAP net income in 2004 was $2.5 million, or $0.16 per diluted share, compared with net income of $67,000, or $0.00 per diluted share, in 2003. Excluding amortization of intangibles and amortization of capitalized software costs, adjusted net income for 2004 was $5.0 million, or $0.33 per diluted share, compared to $2.6 million, or $0.17 per diluted share, in 2003. (See Schedule A Attached to this Press Release -- Reconciliation to GAAP).

            "The acquisitions of Cashtech and Datasphere combined contributed $1.1 million in revenues in the fourth quarter and had a negligible impact on our profitability," said CFO Yoram Bibring. "Excluding the impact of these acquisitions, fourth quarter revenues grew 17% sequentially and 29% fourth quarter year-over-year".

            Additional fourth quarter highlights:

            o     Closed 48 new deals and added 15 new bank customers.

            o Closed 19 new system sales: six PAYplus USA, one CASHplus, two Global PAYplus and nine interbank connectivity.

            o Closed a large Global PAYplus transaction with HSBC that is expected to generate revenues within the next two years and beyond.

            o Accelerated revenues in connection with a new initiative in the securities trading settlement market.

            GUIDANCE

            Management is reiterating the quarterly and full-year 2005 guidance the Company issued on January 11, 2005.

            COMPANY TO HOST CONFERENCE CALL

            The senior management of Fundtech will host a conference call at 10:00 a.m. (ET) today Monday, February 14, to discuss the Company's fourth-quarter and full-year 2004 financial results and to answer questions from the investment community.

            To participate,  please call 866-500-4964 or 011-972-3-925-5910  and ask for the Fundtech Call. From Israel, please dial (03) 925-5910.

            A replay of the conference call will be available from noon (ET) February 14 until midnight (ET) February 22. The replay can be accessed by dialing 877-332-1104 or 972 (3) 9255934.

            This call will also be webcast live on: http://www.fundtech.com. An online replay will be available until February 22.

            ABOUT FUNDTECH

            Fundtech (www.fundtech.com) is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Its solutions have been sold to hundreds of financial institutions around the globe.

            FORWARD LOOKING STATEMENTS:

            This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; risks associated with our recent acquisitions; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2003. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

                                      # # #

                 FUNDTECH LTD. AND ITS SUBSIDIARIES
               CONDENSED CONSOLIDATED BALANCE SHEETS
                           (In Thousands)


                                                    DECEMBER 31,  DECEMBER 31,
                                                      2004           2003
                                                    ---------    ---------
ASSETS

Current assets:
Cash and cash equivalents                           $  27,810    $  28,900
Marketable securities - short term                      8,620        9,028
Trade receivables, net                                 17,588       13,009
Other accounts receivable,
 prepaid expenses and inventories                       1,765        1,936
                                                    ---------    ---------
Total current assets                                   55,783       52,873

Marketable securities - long term                       9,591        8,436
Long term trade receivables, net                           --        1,031
Severance pay fund                                        676          520
Long term lease deposits and prepaid expenses           2,276          860
Property and equipment, net                             8,204        6,375
Goodwill, net                                          15,165       10,523
Other assets, net                                       7,186        8,942
                                                    ---------    ---------
Total assets                                        $  98,881    $  89,560
                                                    =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables                                      $   1,896    $     932
Deferred revenues                                       8,204        4,817
Accrued restructuring expenses                            445          581
Employee and payroll accruals                           2,673        2,015
Other accounts payable and accrued expenses             4,648        3,050
                                                    ---------    ---------
Total current liabilities                              17,866       11,395

Accrued severance pay                                     751          586
Accrued restructuring and other expenses                  281          750
Other long term liabilities                               178           --
Deferred revenues - long term                              --          295
                                                    ---------    ---------
Total liabilities                                      19,076       13,026
                                                    ---------    ---------
Shareholders' equity:
Share capital                                              43           43
Additional paid-in capital                            141,274      140,730
Accumulated other comprehensive loss                       80         (180)
Accumulated deficit                                   (61,504)     (63,971)
Treasury stock, at cost                                   (88)         (88)
                                                    ---------    ---------
Total shareholders' equity                             79,805       76,534
                                                    ---------    ---------
Total liabilities and shareholders' equity          $  98,881    $  89,560
                                                    =========    =========

Note: Certain prior year amounts have been reclassified to conform to current year presentation.



                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 (In Thousands, Except Share and Per Share Data)

                                                             THREE MONTHS ENDED               YEAR ENDED
                                                                 DECEMBER 31,                  DECEMBER 31,
                                                              2004         2003             2004         2003
                                                         ------------    ------------    ------------    ------------
Revenues:
Software license                                         $      4,635    $      3,436    $     16,395    $     13,307
Software hosting                                                2,228           1,637           8,034           5,961
Maintenance                                                     4,589           3,949          17,072          14,771
Services                                                        6,083           3,776          16,721          13,208
Hardware sales                                                    172              84             315             367
                                                         ------------    ------------    ------------    ------------
Total revenues                                                 17,707          12,882          58,537          47,614
                                                         ------------    ------------    ------------    ------------
Operating expenses:
Software licenses costs                                           119             149             626             493
Amortization of capitalized software development costs            394             394           1,576           1,576
Amortization of other intangible assets                           261             235             966             940
Maintenance, hosting and services costs                         7,481           4,657          23,001          17,903
Hardware costs                                                    139              69             266             306
Software development                                            2,976           2,416          11,171           9,690
Selling and marketing                                           3,048           2,557          11,193           9,998
General and administrative                                      2,286           1,783           7,523           7,026
                                                         ------------    ------------    ------------    ------------
Total operating expenses                                       16,704          12,260          56,322          47,932
                                                         ------------    ------------    ------------    ------------

Operating income (loss)                                         1,003             622           2,215            (318)
Financial income, net                                             183             217             727             671
Income taxes                                                      (77)           (164)           (475)           (286)
                                                         ------------    ------------    ------------    ------------
Net income                                               $      1,109    $        675    $      2,467    $         67
                                                         ============    ============    ============    ============

Net income per share:
Net income used in computing income per share            $      1,109    $        675    $      2,467    $         67
Basic income per share                                   $       0.08    $       0.05    $       0.17    $       0.00
Diluted income per share                                 $       0.07    $       0.04    $       0.16    $       0.00
Shares used in computing:
Basic income per share                                     14,601,542      14,479,646      14,590,310      14,426,655
Diluted income per share                                   15,260,032      15,258,014      15,270,163      14,837,468

Adjusted net income per share:
Adjusted net income used in computing income per share   $      1,764    $      1,304    $      5,009    $      2,583
Adjusted net income per share                            $       0.12    $       0.09    $       0.33    $       0.17
Shares used in computing adjusted net income per share     15,260,032      15,258,014      15,270,163      14,837,468

Reconciliation of net loss to adjusted net income:
Net income                                               $      1,109    $        675    $      2,467    $         67
Amortization                                                      655             629           2,542           2,516
                                                         ------------    ------------    ------------    ------------
Adjusted net income                                      $      1,764    $      1,304    $      5,009    $      2,583
                                                         ============    ============    ============    ============

Note: Certain prior year amounts have been reclassified to conform to current year presentation.

                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In Thousands)

                                                                                THREE MONTHS ENDED        YEAR ENDED
                                                                                   DECEMBER 31,           DECEMBER 31,
                                                                                      2004             2004       2003
                                                                                     --------        --------    --------
CASH FLOWS FROM OPERATIONS:
Net income                                                                           $  1,109        $  2,467    $     67
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization                                                           1,407           5,333       5,656
(Increase) decrease in trade receivables and long-term trade receivables                 (511)         (2,863)        921
Decrease (increase) in other accounts receivable, prepaid expenses and inventories        995              68        (615)
(Decrease) increase in trade payables                                                    (318)            717        (300)
Decrease (increase) in deferred revenues                                                  937           2,192         (57)
Increase in employee and payroll accruals                                                 135             474         450
Increase (decrease) in other accounts payable and accrued expenses                        915             484        (281)
Decrease in accrued restructuring expenses                                               (124)           (605)     (1,371)
Increase in accrued severance pay, net                                                      2               9          13
Decrease increase in accrued interest on marketable securities                            141             172           8
Loss on disposition of fixed assets                                                        (7)             (6)         38
                                                                                     --------        --------    --------
Net cash provided by (used in) operations                                               4,681           8,442       4,529
                                                                                     --------        --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from held-to-maturity marketable securities                                      305             249       6,822
Investment in held-to-maturity marketable securities                                       --              --          --
Investment in long term held-to-maturity marketable securities                           (327)         (1,168)     (8,369)
Purchase of property and equipment                                                     (1,435)         (4,318)     (2,108)
(Increase) reduction in long-term lease deposits and prepaid expenses                     763            (879)        167
Investments in subsidiaries  (Appendix A)                                              (4,311)         (4,311)         --
Proceeds from sale of property and equipment                                               15              24           6
                                                                                     --------        --------    --------
Net cash provided by (used in) investing activities                                    (4,990)        (10,403)     (3,482)
                                                                                     --------        --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of share capital and
exercise of stock options and warrants, net                                               315             544         879
Increase in other long-term assets                                                        (82)            (82)         --
                                                                                     --------        --------    --------
Net cash provided by (used in) financing activities                                       233             462         879
                                                                                     --------        --------    --------

Effect of exchange rate on cash and cash equivalents                                      286             409         403
                                                                                     --------        --------    --------

Increase (decrease) in cash and cash equivalents                                          210          (1,090)      2,329
Cash and cash equivalents at the beginning of the period                               27,600          28,900      26,571
                                                                                     --------        --------    --------
Cash and cash equivalents at the end of the period                                   $ 27,810        $ 27,810    $ 28,900
                                                                                     ========        ========    ========
Appendix A
Investments in subsidiaries:
Working capital                                                                      $ (1,394)       $ (1,394)   $     --
Long-term assets                                                                        1,063           1,063          --
Long-term liabilities                                                                      --              --          --
Goodwill                                                                                4,642           4,642          --
                                                                                     --------        --------    --------
                                                                                     $  4,311        $  4,311    $     --
                                                                                     ========        ========    ========

                           Schedule A to Press Release

                             RECONCILIATION TO GAAP
                 (In Thousands, Except Share and Per Share Data)


The following information sets forth Fundtech's calculation of adjusted net income as contained in the Company's press release:

                                              THREE MONTHS ENDED                                   YEAR ENDED
                                                 DECEMBER 31,              SEPTEMBER 30,           DECEMBER 31,
                                          ----------------------------     -----------      ----------------------------
                                              2004             2003           2004             2004              2003
                                          -----------      -----------     -----------      -----------      -----------
RECONCILIATION OF NET INCOME
 (LOSS) TO ADJUSTED NET INCOME:

Net income (loss)                         $     1,109[a]   $       675[a]   $       710[a]   $     2,467[a]   $        67[a]
Amortization of capitalized
software development costs                        394              394              394            1,576            1,576
Amortization of other intangible assets           261              235              235              966              940
                                          -----------      -----------      -----------      -----------      -----------
Adjusted net income                       $     1,764      $     1,304      $     1,339      $     5,009      $     2,583
                                          ===========      ===========      ===========      ===========      ===========

Adjusted net income per share             $      0.12      $      0.09      $      0.09      $      0.33      $      0.17
                                          ===========      ===========      ===========      ===========      ===========
Shares used in computing
adjusted net income per share              15,260,032       15,258,014       15,167,116       15,270,163       14,837,468
                                          ===========      ===========      ===========      ===========      ===========

[a] Net income per share (diluted) was approximately $0.07 , $0.04 and $0.05 for the three months ended December 31, 2004 and 2003 and the three months ended September 30, 2004, respectively. Net income per share was approximately $0.16 and $0.00 for the years ended December 31, 2004 and 2003, respectively.